UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

PENNTEX MIDSTREAM PARTNERS, LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
709311104

(CUSIP Number)
Thomas E. Long
Chief Financial Officer
Energy Transfer Partners, L.P.
8111 Westchester Drive, Suite 600
Dallas, Texas 75225
(214) 981-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Equity, L.P. 30-0108820
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 6,701,596 common units representing limited partner interests (“Common Units”) and 20,000,000 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly and indirectly by Energy Transfer Partners, L.P. (“ETP”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated June 9, 2015 (the “PennTex Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LE GP, LLC 27-0030188
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 6,701,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d‑3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 6,701,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d‑3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.P. 73-1493906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 6,701,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PennTex Midstream Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,762,019 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,762,019 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,762,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 3,262,019 Common Units and 12,500,000 Subordinated Units in the Issuer held directly by PennTex Midstream Partners, LLC (“PennTex Midstream”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 6,701,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d‑3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

CUSIP No. 709311104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Energy Transfer Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,701,596 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,701,596 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,701,596 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.58% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Includes 6,701,596 Common Units and 20,000,000 Subordinated Units in the Issuer held directly and indirectly by ETP. The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the PennTex Partnership Agreement), which is incorporated by reference herein, and other circumstances as noted in the PennTex Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d‑3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2) Calculation of percentage based on a total of 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017.

Explanatory Note: This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D is being filed by the Reporting Persons (as such term is defined below), to amend the Schedule 13D originally filed on November 14, 2016 (the “Original 13D”), as amended by Amendment No. 1 thereto, filed on March 23, 2017 (“Amendment No. 1” and, together with the Original 13D and this Amendment No. 2, the “Schedule 13D”).
The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 2 because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment No. 2 (the “Joint Filing Agreement”), a copy of which is filed with the Schedule 13D as Exhibit A.

Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Amendment No. 2 is being filed by:

(i)	PennTex Midstream Partners, LLC (“PennTex Midstream”);

(ii)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(iii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iv)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(v)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(vi)	LE GP, LLC, a Delaware limited liability company (“LE GP”); and

(vii)	Kelcy L. Warren, (“Warren,” and collectively with PennTex Midstream, ETP, ETP GP, ETP LLC, ETE, and LE GP, the “Reporting Persons”).
PennTex Midstream’s principal business was to develop multi-basin midstream growth platforms focused on organic growth projects in partnership with oil and natural gas producers and to own 3,262,019 Common Units, 12,500,000 Subordinated Units, 92.5% of the Issuer’s incentive distribution rights and 92.5% of the interests of PennTex Midstream GP, LLC, the general partner of the Issuer (“PennTex GP”). The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. ETP is the sole member of PennTex Midstream. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and certain equity securities of ETP, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. The principal office of each of the Reporting Persons is located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC and LE GP (the “Listed Persons”) are set forth below:
ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.
David K. Skidmore 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President Skidmore Exploration Inc.
Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director, President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chief Commercial Officer	ETE Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC; Chief Commercial Officer of Energy Transfer Partners, L.L.C.
Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.; Group Chief Financial Officer of LE GP, LLC
A. Troy Sturrock 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Senior Vice President, Controller and Principal Accounting Officer	Senior Vice President, Controller and Principal Accounting Officer of Energy Transfer Partners, L.L.C.
James M. Wright 8111 Westchester Drive, Suite 600 Dallas, TX 75225	General Counsel	General Counsel of Energy Transfer Partners, L.L.C.

LE GP:

Name and Business Address	Capacity in Which Serves LE GP, LLC	Principal Occupation
John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	President and Director	President of LE GP, LLC
Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC; Chief Financial Officer of Energy Transfer Partners, L.L.C.
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC
Ted Collins, Jr. 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Collins & Ware Inc.
K. Rick Turner 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Senior Managing Principal, The Stephens Group, LLC
Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Operating Officer, Chief Commercial Officer and Director	ETE Group Chief Operating Officer and Chief Commercial Officer; Chief Commercial Officer of Energy Transfer Partners, L.L.C.
Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Engineering and Operations at Energy Transfer Partners, L.P.
Brad Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and Head of Tax	Executive Vice President and Head of Tax of LE GP, LLC and Energy Transfer Partners, L.L.C.
Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and General Counsel	Executive Vice President and General Counsel of LE GP, LLC

(d)	None of the Reporting Persons or Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons or Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the individuals listed in this Item 2 are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:
As described in response to Item 4, the Common Units to which Amendment No. 2 relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.
The aggregate purchase price for the Common Units is estimated to be approximately $280 million, at a price of $20.00 per Common Unit. All of the funds required to acquire the Common Units are expected to be obtained from ETP’s cash on hand and/or borrowings under ETP’s credit facilities, as described in the Offer to Purchase dated May 18, 2017 (the “Offer to Purchase”), which is included as Exhibit C hereto and is incorporated by reference herein.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and restated in its entirety as follows:
On May 17, 2017, the board of directors of the general partner of ETP’s general partner directed management of ETP to pursue a tender offer (the “Tender Offer”) to purchase all of the outstanding Common Units of PennTex Midstream Partners, LP (“PennTex”). The Tender Offer was announced on May 18, 2017 pursuant to the Offer to Purchase filed by ETP as part of a statement in the Schedule TO filed with the SEC on May 18, 2017 (together with all other exhibits thereto, and as amended, the “Schedule TO”). The Offer to Purchase, letter of transmittal and related documents were mailed to unitholders of record of PennTex on May 18, 2017.
Prior to the announcement of the Tender Offer, ETP owned 6,701,596 Common Units, representing approximately 32.35% of the outstanding Common Units. The purpose of the Tender Offer is to acquire for cash as many outstanding Common Units as possible as a first step in acquiring all of the equity interests in PennTex not already owned by ETP. Assuming that ETP does not waive the minimum tender condition (as described below) or, if that condition is waived, that ETP and its affiliates own more than 80% of the Common Units after the Tender Offer is completed, the second step in the transaction is the exercise of its limited call right (as described below), which ETP is committing to exercise. If the Tender Offer is successfully completed and ETP exercises the limited call right, PennTex will be a wholly owned subsidiary of ETP.
The Tender Offer is conditioned upon, among other things, the valid tender of sufficient Common Units, such that, following the closing of the Tender Offer, ETP and its affiliates own greater than 80% of the outstanding Common Units (the “minimum tender condition”). If the minimum tender condition is satisfied and the Tender Offer is successfully completed, ETP will exercise the limited call right under Article

XV of the PennTex Partnership Agreement to acquire any remaining Common Units not owned by it for at least the same price per Common Unit paid pursuant to the Tender Offer. The Tender Offer is not subject to a financing condition.
If the Tender Offer is consummated and ETP causes the limited call right to be exercised, there will be no public market for the Common Units and no holders of the Common Units other than ETP, and the Common Units will be delisted from the Nasdaq and deregistered under the Exchange Act. The foregoing is a summary of the Tender Offer and should not be construed as an offer to purchase any Common Units. The Tender Offer is being made by means of ETP’s Schedule TO, filed with the SEC on May 18, 2017.
ETP filed the information required by Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, with the SEC on May 18, 2017 to provide the required information to holders of the Common Units. If the transaction, including the exercise of the limited call right, is successfully completed, PennTex would become an indirect wholly owned subsidiary of ETP, and ETP would expect to amend and restate the certificate of limited partnership and agreement of limited partnership of PennTex to make such changes it deems necessary or appropriate.
Except as set forth in this Schedule 13D and in connection with the transaction described above, ETP has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)
As set forth herein, Warren has shared voting and dispositive power over 26,701,596 Units beneficially owned by LE GP, representing approximately 65.58% of the total issued and outstanding Units. Warren is the Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP and owns an 81.2% equity interest in LE GP. LE GP is the general partner of ETE, which is the sole member of ETP LLC, which is the general partner of ETP GP, which is the general partner of ETP, which directly owns 3,039,577 Common Units, 7,500,000 Subordinated Units and 7.5% of the membership interests in PennTex GP and is the sole member of PennTex Midstream, which directly owns 3,262,019 Common Units, 12,500,000 Subordinated Units and 92.5% of the membership interests in PennTex GP. Accordingly, ETP directly owns 10,939,577 Units and indirectly owns 15,762,019 Units.

LE GP holds no Units directly, but is the general partner of ETE. Therefore, both Warren and LE GP have an indirect beneficial ownership of the 26,701,596 Units, representing approximately 65.58% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, LE GP, as general partner of ETE, has shared voting power over the 26,701,596 Units owned directly and indirectly by ETP.
ETE holds no Units directly, but is sole member of ETP LLC, and as such has an indirect beneficial ownership of the 26,701,596 Units, representing approximately 65.58% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETE, as the sole member of ETP LLC, has shared voting and dispositive power over the 26,701,596 Units owned directly and indirectly by ETP.

ETP LLC holds no Units directly, but is the general partner of ETP GP, and as such has an indirect beneficial ownership of the 26,701,596 Units, representing approximately 65.58% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETP LLC, as the general partner of ETP GP, has shared voting and dispositive power over the 26,701,596 Units owned directly and indirectly by ETP.
ETP GP holds no Units directly, but is the general partner of ETP, and as such has an indirect beneficial ownership of the 26,701,596 Units, representing approximately 65.58% of the outstanding Units, owned directly and indirectly by ETP. As set forth herein, ETP GP, as the general partner of ETP, has shared voting and dispositive power over the 26,701,596 Units owned directly and indirectly by ETP.
ETP holds directly 10,939,577 Units, representing approximately 26.9 % of the outstanding Units. ETP is the sole member of PennTex Midstream, and as such has an indirect beneficial ownership of the 15,762,019 Units owned directly by PennTex Midstream. ETP’s direct and indirect ownership of the Units represents approximately 65.58% of the outstanding Units. As set forth herein, ETP has shared voting and dispositive power over the 10,939,577 Units directly owned and 15,762,019 Units indirectly owned by it.
PennTex Midstream holds directly 15,762,019 Units, and as such has a direct beneficial ownership of the 15,762,019 Units, representing approximately 38.7% of the outstanding Units. As set forth herein, PennTex Midstream is a wholly-owned subsidiary of ETP, and therefore PennTex Midstream has shared voting and dispositive power over the 15,762,019 Units directly owned by it.
The aforementioned ownership amounts of Units by the Reporting Persons are as of May 1, 2017, the most recent practicable date for this filing of this Amendment No. 2. The percentage ownership amounts are based on 20,714,256 Common Units and 20,000,000 Subordinated Units outstanding as of May 1, 2017 (based on the information set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on May 3, 2017). The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period, as described in PennTex Partnership Agreement, which is incorporated by reference herein. The Subordinated Units are considered converted for purposes of the calculations set forth in this Amendment No. 2.

(c)
Except for the acquisitions of Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

(d)
Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Units described in this Item 5.

(e)	Not applicable.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2017
*
Kelcy L. Warren
ENERGY TRANSFER EQUITY, L.P.
By: LE GP, LLC, its general partner
By: *
Name: John W. McReynolds
Title: President
LE GP, LLC
By: *
Name: John W. McReynolds
Title: President
ENERGY TRANSFER PARTNERS, L.P.
By: Energy Transfer Partners GP, L.P., its general partner
By: Energy Transfer Partners, L.L.C., its general partner
By: /s/ William J. Healy
Name: William J. Healy
Title: Secretary
ENERGY TRANSFER PARTNERS GP, L.P.
By: Energy Transfer Partners, L.L.C., its general partner
By: /s/ William J. Healy
Name: William J. Healy
Title: Secretary
ENERGY TRANSFER PARTNERS, L.L.C.
By: /s/ William J. Healy
Name: William J. Healy
Title: Secretary

PENNTEX MIDSTREAM PARTNERS, LLC
By: /s/ Todd Carpenter
Name: Todd Carpenter
Title: Secretary
*By: /s/ William J. Healy
William J. Healy
as Attorney-in-Fact